Exhibit 4.8

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

SEARS HOLDINGS CORPORATION

Up To $625 Million Aggregate Principal Amount of 8% Senior Unsecured Notes Due 2019 and

Warrants to Purchase 21,999,296 Shares of Common Stock of Sears Holdings Corporation

Issuable Upon the Exercise of Subscription Rights

Distributed to Stockholders of Sears Holdings Corporation

October 31, 2014

Dear Stockholder:

This notice is being distributed by Sears Holdings Corporation (“Sears Holdings”) to all holders of record (the “Record Holders”) of shares of its common stock, par value $0.01 per share (“Common Stock”) at the close of business, on October 30, 2014 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”), at no charge, of transferable subscription rights (the “Rights”) to purchase units (each, a “Unit”), each of which consists of (a) a 8% senior unsecured note due 2019 (each, a “Note”) in the principal amount of $500 and (b) 17.5994 warrants (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one share of Common Stock. The Rights are described in Sears Holdings’ Registration Statement on Form S-3 (the “Registration Statement”) (File No. 333-199475), filed on October, 20, 2014, as amended on October 30, 2014, and the accompanying prospectus supplement (the “Prospectus Supplement”), dated October 30, 2014.

In the Rights Offering, an aggregate of $625 million in Notes and 21,999,296 Warrants are being offered pursuant to the Registration Statement and the Prospectus Supplement. The Rights will expire if they are not exercised by 5:00 p.m., New York City time, on November 18, 2014, but Sears Holdings may extend the Rights Offering for additional periods (the final date of the Rights Offering, whether or not extended, the “Expiration Date”). Rights not exercised by the Expiration Date will expire, have no value and cease to be exercisable for Units consisting of Notes and Warrants.

Each Right gives the holder thereof the right to purchase, at a subscription price of $500 per Unit (the “Subscription Price”) one Unit consisting of a Note and 17.5994 Warrants. We will not issue fractional Warrants. If you would be entitled to receive a fractional number of Warrants upon exercise of the Rights, we will round down the total number of Warrants to be issued to you to the nearest whole number. For example: If you were to acquire 27 Units, you would receive 475 Warrants (27 × 17.5994, rounded down to the nearest whole number).

As described in the accompanying Prospectus Supplement, you will receive one Right for every 85.1892 shares of Sears Holdings Common Stock carried by us in your account as of the Record Date. Fractional Rights will not be issued and fractional Rights will be eliminated by rounding down to the nearest whole Right. As an example, if you owned 1,000 shares of Sears Holdings Common Stock as of the Record Date, you would receive 11 Rights pursuant to your Basic Subscription Right (1000 ÷ 85.1892 = 11.7386, rounded down to the nearest whole number) that would entitle you to purchase 11 Notes and 193 Warrants.

In addition, holders of Rights who purchase all of the Units available to them pursuant to their Basic Subscription Rights, after giving effect to any purchases or sales of Rights by them prior to such exercise, may also choose to subscribe (the “Over-Subscription Privilege”), at the same Subscription Price of $500 per Unit, for a portion of any Units that other holders of Rights do not purchase through the exercise of their Basic Subscription Rights. The Subscription Agent will allot Units in the Rights Offering as follows:

•	First, Units will be allocated to holders of rights who exercise their Basic Subscription Rights (as described in the Prospectus Supplement) at a ratio of one Unit per exercised subscription right.

•	Second, any Units that were eligible to be purchased in the rights offering will be allocated among the holders of rights who exercise the Over-Subscription Privilege, in accordance with the following formula:

•	Each holder who exercises the Over-Subscription Privilege will be allocated a percentage of the remaining Units equal to the percentage that results from dividing (i) the number of Basic Subscription Rights which that holder exercised by (ii) the number of Basic Subscription Rights which all holders who wish to participate in the Over-Subscription Privilege exercised. Such percentage could result in the allocation of more or fewer over-subscription Units than the holder requested to purchase through the exercise of the Over-Subscription Privilege.

•	For example, if Stockholder A holds 200 Rights and Stockholder B holds 300 Rights and they are the only two stockholders who exercise the Over-Subscription Privilege, Stockholder A will be allocated 40% and Stockholder B will be allocated 60% of all remaining Units. (Example A)

•	Third, if the allocation of remaining Units pursuant to the formula described above in the second step would result in any holder receiving a greater number of Units than that holder subscribed for pursuant to the Over-Subscription Privilege, then such holder will be allocated only that number of Units for which the holder over-subscribed.

•	For example, if Stockholder A is allocated 100 Units pursuant to the formula described above but subscribed for only 40 additional Units pursuant to the Over-Subscription Privilege, Stockholder A’s allocation would be reduced to 40 Units. (Example B)

•	Fourth, any Units that remain available as a result of the allocation described above being greater than a holder’s over-subscription request (the 60 additional Units in Example B above) will be allocated among all remaining holders who exercised the Over-Subscription Privilege and whose initial allocations were less than the number of Units they requested. This second allocation will be made pursuant to the same formula described above and repeated, if necessary, until all available Units have been allocated or all over-subscription requests have been satisfied in full.

The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”). The Rights will be transferable during the course of the subscription period, and Sears Holdings has applied to list the Rights for trading on the NASDAQ Global Select Market under the symbol “SHLDZ” and Sears Holdings currently expects that the Rights will begin trading on or about October 31, 2014, and will continue to trade until 4:00 p.m., New York City time, on November 13, 2014, the third trading day prior to the Expiration Date.

You will be required to submit payment in full for all of the Units consisting of Notes and Warrants you wish to buy pursuant to the exercise of the Basic Subscription Right and the Over-Subscription Privilege to Computershare Inc. (the “Subscription Agent”) by no later than 5:00 p.m., New York City time, on the Expiration Date. Your payment must be made in U.S. dollars by personal check drawn upon a United States bank payable to the Subscription Agent. If you send a subscription payment that exceeds the amount necessary to purchase the number of Units for which you have indicated an intention to purchase, then the remaining amount will be returned to you by the Subscription Agent, without interest, as soon as practicable following the expiration of the Rights Offering.

Enclosed are copies of the following documents:

1.	Prospectus Supplement;

2.	Subscription Rights Certificate;

3.	Instructions for Use of Sears Holdings Corporation Subscription Rights Certificates; and

4.	A return envelope addressed to the Subscription Agent.

Your prompt action is requested if you intend to participate in the Rights Offering. As described further in the Registration Statement and the Prospectus Supplement, to exercise your Rights, you must properly complete and duly execute your Subscription Rights Certificate and forward it, together with payment in full of the total required subscription amount for all of the Units you intend to subscribe for pursuant to the Basic Subscription Right and the Over-Subscription Privilege, and a properly completed and executed IRS Form W-9 or W-8 (as applicable), to the Subscription Agent. Do not send the Subscription Rights Certificate or payment to Sears Holdings. Your properly completed and duly executed Subscription Rights Certificate, accompanied by full payment of the total subscription amount, must be received by the Subscription Agent before 5:00 p.m., New York City time, on the Expiration Date.

If a Rights holder exercises its Rights, such exercise may be revoked prior to 5:00 p.m., New York City time, on November 17, 2014, the trading day prior to the Expiration Date, by following the procedures set forth in these Instructions and in “The Rights Offering—Revocation, Withdrawal or Cancellation of Subscription Rights” in the Prospectus Supplement. Any such notice of revocation must (i) specify the name of the Rights holder who has exercised the Rights being revoked, (ii) identify the number of previously exercised Rights being withdrawn, (iii) identify the CUSIP number of the Rights (812350 148) and (iv) contain a statement that the holder is withdrawing its election to exercise Rights. If the holder does not indicate the number of Rights being withdrawn then the holder will be deemed to have withdrawn all of its Rights previously exercised.

Any Rights that are not exercised prior to 5:00 p.m., New York City time, on the Expiration Date will expire, have no value and cease to exercisable for Units consisting of Notes and Warrants, and you will have no further rights under them.

Additional copies of the enclosed materials may be obtained from Georgeson Inc. (the “Information Agent”), by calling 866-695-6078 (toll free) or emailing SearsNotesandWarrantsOffer@georgeson.com. You may also contact the Information Agent if you have any questions regarding the Rights Offering or require any assistance in exercising your Rights.

Very truly yours,

Sears Holdings Corporation